Exhibit 23.1

KPMG	Telephone	+852 2522 6022
8th Floor, Prince’s Building	Fax	+852 2845 2588
10 Chater Road	Internet	www.kpmg.com.hk
Central, Hong Kong
P 0 Box 50
General Post Office
Hong Kong

Consent of Independent Registered Public Accounting Firm

The Board of Directors

7 Days Group Holdings Limited:

We consent to the use of our report dated May 8, 2009, with respect to the consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG
Hong Kong, China
November 19, 2009